SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                    FORM 12b-25


                            Notification of Late Filing

                                                Commission File Number 0-17342

(Check one): ( )Form 10-K ( )Form 11-K ( )Form 20-F (X)Form 10-Q ( )Form N-SAR


     For Period Ended:   September 30, 1994

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                      PART I
                              Registrant Information

Full name of registrant: LIVE Entertainment Inc.

Former name if applicable:    N/A

Address of principal executive office (Street and Number):

                           15400 Sherman Way, Suite 500

City, State and ZIP Code:

                            Van Nuys, California 91406

                                      PART II
                              Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                     PART III
                                     Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant is currently in the process of finalizing a new three year credit facility. It is anticipated that this new credit facility will be finalized during the allowed extension period and could have a significant impact on the liquidity and capital resource disclosure included in the quarterly report.


                                      PART IV
                                 Other Information

     (1) Name and telephone number of person to contact in regard to this notification:


                                 Robert L. Denton
                                  (818) 778-3149

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] YES  [ ] NO

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] YES  [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              LIVE Entertainment Inc.
                   (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     November 10, 1994                  LIVE Entertainment Inc.


                                             By:  /s/ Michael J. White
                                             Michael J. White
                                             Executive Vice President